EXHIBIT 11

COMPUTATION OF PRIMARY EARNINGS PER SHARE

                                1996             1995           1994

Net income (loss)           $(2,635,000)       $2,286,000     $2,750,000


Shares:
Weighted average number of
shares of common stock
outstanding                   3,759,089        3,744,309      3,406,115


Shares assumed issued (less
shares assumed purchased for
treasury) on stock options        9,161           21,341        34,156


Outstanding shares for
primary earnings per share
calculation                   3,768,250        3,765,650      3,440,271


Earnings per
common share                    $(0.70)            $0.61      $0.80